

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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08028981

SEC FILE NUMBER
8- 65337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING ____12/31/07____
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy   (212) 895-3863
                                            (Area Code -Telephone No.)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

---

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publilic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (6-02)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
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SEC
Mail Processing
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FEB 2 9 2008

Washington, DC
100



Oath of Affirmation

I, _____ Timothy G. Murphy _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Maxim Group LLC _____

as of _____ December 31, 2007 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Purusant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2007

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 18, 2008

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents		$ 18,052,754
Deposit with clearing broker		500,000
Receivable from broker-dealers and clearing organizations		13,171,620
Securities owned, at market value		6,249,839
Employee forgivable loans		2,164,676
Prepaid expenses		586,960
Goodwill		2,946,806
Security deposits and other assets		196,847
Furniture and office equipment	$ 1,040,891	
Leasehold improvements	630,467	
Less accumulated depreciation	(593,769)	
Total property and equipment		1,077,589
Total assets		$ 44,947,091

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 4,455,928
Accounts payable, accrued expenses, and other liabilities	16,392,810
	20,848,738
Members' equity	24,098,353
Total liabilities and members' equity	$ 44,947,091

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue	
Commissions	$ 74,624,286
Principal transactions	23,620,250
Investment banking and underwriting	27,347,850
Interest and dividends	3,715,984
Service fees	3,090,954
Floor brokerage	6,596,515
Other income	3,220,556
	142,216,395
Expenses	
Employee compensation and benefits	89,024,147
Floor brokerage, exchange and clearance fees	5,713,955
Communications and data processing	4,007,634
Occupancy	3,606,268
Management fees - related parties	5,800,000
Other expenses	11,692,990
	119,844,994
Net income before income taxes	22,371,401
Provision for income taxes	213,172
Net income	$ 22,158,229

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
Balance, 1/1/07	$ 15,283,442	$ 14,333,508	$ 949,934
Capital contributions	13,459,000	13,459,000	-
Net income	22,158,229	20,828,735	1,329,494
Distributions	(26,802,318)	(25,410,829)	(1,391,489)
Balance, 12/31/07	$ 24,098,353	$ 23,210,414	$ 887,939

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES

Net income	$ 22,158,229
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation and amortization	246,562
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing organizations	(12,166,014)
Prepaid expenses	(229,813)
Securities owned	4,256,577
Employee forgivable loans, security deposits, and other assets	(791,963)
Increase in operating liabilities:	
Accounts payable and accrued expenses	1,695,587
Securities sold, not yet purchased	333,111
Net cash provided by operating activities	15,502,276

CASH FLOW FROM INVESTING ACTIVITIES

(Purchases) of property and equipment	(206,406)
Net cash (used in) investing activities	(206,406)

CASH FLOW FROM FINANCING ACTIVITIES

Capital contributions	13,459,000
(Distributions) to members	(26,802,318)
Net cash (used in) financing activities	(13,343,318)
Net increase in cash and cash equivalents	1,952,552
Beginning cash and cash equivalents	16,100,202
Ending cash and cash equivalents	$ 18,052,754

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid	$ 117,778
Taxes paid	$ 190,608

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions through a securities clearing broker-dealer. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York, Red Bank, New Jersey, and Baltimore, Maryland. The Company had an office in Chicago, Illinois, which was closed in November 2007 The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 94% by Maxim Partners LLC and 6% by MJR Holdings, Inc. The Company has approximately eighty-four non-equity members, as discussed in Note 10. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

On October 22, 2002, Maxim Partners LLC purchased certain assets and intellectual property from an unaffiliated broker-dealer. The Company leased the purchased assets and intellectual property pursuant to operating leases and a license agreement between Maxim Partners LLC and the Company. The license agreement and leases were terminated on April 30, 2003 when Maxim Partners LLC transferred these assets to the Company as a capital contribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code and applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax, on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

VARIABLE INTEREST ENTITIES AND NEW ACCOUNTING STANDARDS
FIN NO. 46

The Financial Accounting Standards Board (FASB) issued Interpretation Number 46, as revised (FIN 46R), that requires the consolidation of certain "variable interest entities" under generally accepted accounting principles. The Company has considered its relationships with related entities and determined that it is not a primary beneficiary and, therefore, not required to consolidate the accounts of any variable interest entity for the year ended December 31, 2007.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INTANGIBLE ASSETS, AMORTIZATION, AND NEW ACCOUNTING STANDARDS SFAS NO. 142

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *"Goodwill and Other Intangible Assets"*. This new standard became effective January 1, 2002. Under the new rules, goodwill and indefinite lived intangible assets should no longer be amortized and should be reviewed annually for impairment. Intangible assets with definite lives should be amortized over such lives. The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded if the carrying value of goodwill and indefinite lived intangible assets exceeds the fair value.

INTANGIBLE ASSETS WITH DEFINITE LIVES

ORGANIZATIONAL COSTS

Organizational costs have been capitalized and were being amortized over 60 months on a straight line basis. As of December 31, 2007, these organizational costs have been fully amortized.

INTANGIBLE ASSETS WITH INDEFINITE LIVES

GOODWILL

Goodwill of $2,946,806 was contributed by Maxim Partners LLC as part of the assets transferred to the Company in 2003. The goodwill was and will continue to be reviewed annually for impairment. No impairment charge for goodwill was recorded for the year ended December 31, 2007.

MAXIM GROUP LLC

**NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007**

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues are earned when the Company serves as the lead underwriter in the offering, whereas underwriting revenues are earned when the Company serves as an underwriter on an offering where another firm is the lead. Investment banking management fees, sales concessions, and underwriting fees are all recorded on the trade date, or at the time the income is reasonably determinable.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the company uses.

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limit of $100,000. Amounts in excess of insured limits at December 31, 2007 were $18,345,398.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

CONTINUED

NOTE 4: EMPLOYEE FORGIVEABLE LOANS

EMPLOYEE FORGIVABLE LOANS #1

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, every month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance immediately becomes payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2007 was $2,164,676.

EMPLOYEE FORGIVABLE LOANS #2

Included in the assets purchased by Maxim Partners LLC from the broker-dealer referred to in footnote one, and contributed to the Company as part of the asset transfer on April 30, 2003, were employee forgivable loans to various registered representatives who were employed by the unaffiliated broker-dealer. The Company forgave a portion of these advances every month and included the amount in the registered representatives' compensation. These loans were completely forgiven as of December 31, 2007.

NOTE 5: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007, consist of the following:

	RECEIVABLE	PAYABLE
Receivable from clearing organizations	$ 4,796,926	$ 0
Fees and commissions receivable	8,374,694	0
	$13,171,620	$ 0

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

CONTINUED

NOTE 6: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	OWNED	SOLD, NOT YET PURCHASED
U.S. government and agency	$ 128,286	$ 59,500
State and municipal obligations	96,085	0
Corporate bonds, debentures, and notes	2,583,205	2,544,038
Corporate stocks	3,109,422	1,668,635
Options and warrants	332,841	183,755
	$6,249,839	$4,455,928

NOTE 7: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2007 the Company's net capital of $15,016,553 was in excess of its minimum required net capital by $14,016,553.

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES

The Company sub-leases a portion of its New York City office from Wachovia Securities, LLC, pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $44,133, plus any required escalations.

In addition, pursuant to various equipment and office operating leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES - (Continued)

The approximate minimum lease payments for the above are as follows:

YEARS ENDED	AMOUNTS
12/31/08	$ 2,307,824
12/31/09	1,122,589
12/31/10	1,056,532
12/31/11	941,854
12/31/12	574,445
Years Thereafter	1,436,113
TOTAL	$ 7,439,357

NOTE 9: OPERATING LEASES WITH RELATED PARTIES

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases a portion of its New York City office from Maxim Partners LLC, a related entity. The lease terminates on January 31, 2011. The monthly payments, which the Company pays directly to the original sub-lessor, are $140,474, plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor.

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC, a related entity, pursuant to a lease agreement expiring on February 28, 2013. The monthly payments, which are currently $28,087, are paid directly to the original lessor of the property.

The approximate minimum lease payments for the above items are as follows:

YEARS ENDED	AMOUNTS
12/31/08	$ 2,027,225
12/31/09	2,034,057
12/31/10	2,041,024
12/31/11	502,915
12/31/12	369,690
Years Thereafter	31,010
TOTAL	$ 7,005,921

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 9: OPERATING LEASES WITH RELATED PARTIES - (Continued)

Of the total expenses relating to the above, Maxim Partners LLC was paid $-0- and non-related parties were paid $2,450,922 for the year. These amounts are included in expenses in the statement of income.

NOTE 10: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are payments to various individuals, who are non-equity members of the Company. These non-equity members have no ownership interest in the Company. They receive guaranteed payments only, and do not share in profits. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2007 were $49,459,713.

MAXIM PARTNERS LLC

The Company has agreed to pay management fees to Maxim Partners LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to Maxim Partners LLC for the year ended December 31, 2007 was $3,600,000.

In addition, pursuant to an agreement, the Company was obligated to make distributions to Maxim Partners LLC. The minimum distribution was based on a percentage of selected revenues earned by the Company. This obligation expired in October 2007.

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC for the year ended December 31, 2007 was $600,000.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 10: OTHER RELATED PARTY TRANSACTIONS - (Continued)

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. for the year ended December 31, 2007 was $1,600,000.

MAXIM ADVISORY LLC

The Company entered into a fee payment agreement with Maxim Advisory LLC, a related entity through common ownership. Maxim Advisory LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Advisory LLC, who are also registered representatives of the Company. The total fee income received from Maxim Advisory LLC for the year ended December 31, 2007 was $0.

MAXIM FINANCIAL ADVISORS LLC

The Company entered into a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company. The total fee income from Maxim Financial Advisors LLC for the year ended December 31, 2007 was $219,266. At December 31, 2007, Maxim Financial Advisors owed the Company $8,275 for the balance of these fees, which is included in other assets on the Company's statement of financial condition.

NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2007 the Company's contribution was $963,038, net of forfeitures.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN – (Continued)

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2007 the Company's matching contribution was $84,205, net of forfeitures.

NOTE 12: OTHER NON-RECURRING INCOME

During 2005, the Company terminated its association with its former clearing broker and entered into an agreement with a new clearing broker. As an inducement to retain their services, the new clearing broker paid bonuses to the Company. For the year ended December 31, 2007, a bonus of $1,000,000 was received and is included in other income on the Company's statement of income.

NOTE 13: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

In January 2007, a Statement of Claim was filed by a group of former employees (collectively referred to as "Claimants") against Maxim Group LLC, alleging various causes of action. The Company's legal counsel filed a motion to dismiss most of the allegations and Maxim plans to vigorously defend this lawsuit. The Company's internal counsel is confident that the result will be no liability to the Company, as the claim is entirely without merit. However, if there is any liability resulting from this claim, they believe it would be covered under their Directors and Officers (D&O) Liability Insurance policy.

In September 2007, Maxim Group LLC filed a lawsuit against Life Partners Holdings, Inc. ("LPHI") in the amount of $5 million for breach of contract. Management believes they will be successful, however, as per legal counsel, any damages recovered may be based on the value of LPHI's stock, therefore, the amount of potential recovery cannot be quantified at this time.

Page 16

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY
INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 18, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 17 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 18, 2008

MAXIM GROUP LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Credits		
Members' equity		$ 24,098,353
Debits		
Non-allowable assets:		
Receivables and employee forgivable loans	$ 3,346,882	
Prepaid expenses	586,960	
Property and equipment (net)	1,077,589	
Goodwill	2,946,806	
Other assets	91,118	
		(8,049,355)
Net capital before haircuts on securities positions		16,048,998
Haircuts on securities:		
Trading and investment securities:		
Exempted securities	10,564	
Debt securities	365,463	
Options	57,461	
Other securities	598,957	
		(1,032,445)
Net capital		$ 15,016,553

Computation of alternative net capital requirement:

Company does not carry debit items and is not subject to 2% of aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ -	
Minimum dollar net capital requirement based on capital requirements for market makers.	$ 1,000,000	
Net capital requirement		$ 1,000,000
Excess net capital		$ 14,016,553

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

The accompanying notes are an integral
part of these financial statements.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



WAGNER & ZWERMAN LLP
Certified Public Accountants
February 18, 2008

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